SHARK WHEEL, INC.

MISSION VIEJO, CALIFORNIA

Consolidated Financial Statements

For The Year Ended December 31, 2025,

With Comparative 2024 Amounts, As Restated

With Independent Auditor's Report Thereon

Table of Contents

Robert L. Adams Jr. CPA

23418 Grayson Drive
Southfield, MI 48075
robert.adams@rlacapital.com
(734) 274-1372 – voice
(734) 274-8894 – fax

To the Board of Directors and Stockholders
Shark Wheel, Inc. and Consolidated
Subsidiaries
Mission Viejo, California

Independent Auditor's Report

Disclaimer of Opinion

We were engaged to audit the accompanying consolidated financial statements of Shark Wheel, Inc. and its consolidated subsidiaries (the Company), which comprise the consolidated balance sheet as of December 31, 2025, and the related consolidated statements of operations, changes in equity (deficit), and cash flows for the year then ended, and the related notes to the consolidated financial statements (collectively, the consolidated financial statements).

We do not express an opinion on the 2025 consolidated financial statements. Because of the significance of the matters described in the Basis for Disclaimer of Opinion section of our report, we have not been able to obtain sufficient appropriate audit evidence to provide a basis for an audit opinion on the 2025 consolidated financial statements.

Basis for Disclaimer of Opinion

The Company changed accounting systems and experienced changes in its bookkeeping personnel and processes. Certain detailed historical accounting records, reconciliations, and supporting documentation were unavailable. Management prepared the consolidated financial statements using available general ledgers, third-party reports, legal documents, final mapped trial balances, and adjustments approved and recorded by management. We were unable to obtain sufficient appropriate audit evidence concerning the following matters:

Inventory. Inventory of $897,839 at December 31, 2025 includes approximately $375,862 of items identified as slow-moving. Subsequent sales identified through July 9, 2026 represented approximately $25,228 of that population, leaving approximately $350,633 not specifically identified as sold. In addition, signed physical count sheets, direct confirmations from certain third-party custodians, and a complete year-end cutoff population were not available. We were unable to determine whether adjustments to inventory, cost of goods sold, and net loss were necessary.

Debt, financing, and cash flows. Executed closing-specific Wefunder issuer notes, special-purpose-vehicle agreements, and closing documentation were not available, and we were unable to obtain sufficient appropriate audit evidence concerning all contractual terms, conversion provisions, accrued interest, issuance-cost accounting, and current or noncurrent classification of the Wefunder financing. Available transaction-level records supported approximately $462,431 of reported 2025 financing cash inflows, leaving approximately $839,072 not reconciled to complete transaction-level bank and ledger support. Other unresolved matters include approximately $105,143 relating to Settle and approximately $9,313 relating to the classification of a Dawson advance. We were unable to determine whether additional adjustments to cash, debt and financing liabilities, equity, accrued interest, debt issuance costs, or the classification and presentation of cash flows were necessary.

A**ccounting records and consolidation.** Certain entity-level trial-balance versions conflicted, one later Shark Wheel Electric file contained zero balances, and complete historical transaction detail was unavailable for certain clearing, accrued-liability, and opening-balance accounts. We were unable to obtain sufficient appropriate audit evidence regarding the completeness and accuracy of the underlying transactions and balances and could not determine whether additional adjustments were necessary.

Substantial Doubt about the Company's Ability to Continue as a Going Concern
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3, the Company has suffered recurring losses from operations, has an accumulated deficit and working-capital deficit, and is dependent upon additional financing and profitable operations to continue its business. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's evaluation and plans are described in Note 3. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. The going-concern matter described in this section is not the cause of our disclaimer of opinion.

Emphasis of Matter - Restatement and Reclassification of 2024 Comparative Amounts
As discussed in Note 4, the 2024 comparative consolidated financial statements have been restated to correct cash and cash equivalents, property and equipment, accumulated deficit, and the presentation of certain equity balances, and reclassified to correct the presentation of certain cash flow activity. Our opinion on these specific adjustments is not modified with respect to this matter, and this matter does not alter the basis for our disclaimer of opinion on the 2025 consolidated financial statements.

Other Matter - 2024 Consolidated Financial Statements Audited by Predecessor Auditor
The consolidated financial statements of the Company as of and for the year ended December 31, 2024, before the effects of the adjustments described in Note 4, were audited by CTK Accounting and Consultancy, LLC, whose report dated April 12, 2025, expressed an unmodified opinion and included a section describing substantial doubt about the Company's ability to continue as a going concern. The predecessor auditor's report is not presented. As part of our audit of the 2025 consolidated financial statements, we also audited the adjustments described in Note 4 that were applied to restate and reclassify the 2024 comparative consolidated financial statements. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2024 consolidated financial statements other than with respect to those adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2024 consolidated financial statements as a whole.

Responsibilities of Management for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the consolidated financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements
Our responsibility is to conduct an audit of the Company's consolidated financial statements in accordance with auditing standards generally accepted in the United States of America and to issue an auditor's report. However, because of the matters described in the Basis for Disclaimer of Opinion section of our report, we were not able to obtain sufficient appropriate audit evidence to provide a basis for an audit opinion on the 2025 consolidated financial statements.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit.

Robert L. Adams Jr., CPA
Southfield, Michigan
August 8, 2026

Shark Wheel, Inc. and Consolidated Subsidiaries
Consolidated Balance Sheets
December 31, 2025 and 2024 (2024 as Restated)

	2025	2024
Assets		
Current assets		
Cash and cash equivalents	$546,580	$198,326
Accounts receivable, net	38,612	63,456
Inventory	897,839	1,685,219
Prepaid expenses and other current assets	25,894	46,653
Total current assets	**1,508,925**	**1,993,654**
Noncurrent assets		
Property and equipment, net	137,221	$150,926
Patents and intangible assets, net	155,250	166,373
Other assets and security deposits	19,668	2,000
Total noncurrent assets	**312,139**	**319,299**
Total assets	**$1,821,064**	**$2,312,953**
Liabilities and equity (deficit)		
Current liabilities		
Accounts payable	927,699	1,116,242
Accrued expenses and other current liabilities	96,140	53,618
Credit cards payable	32,284	50,823
Short-term financing and current debt	1,604,571	11,245
Wefunder investor financing liability	380,476	-
Total current liabilities	**3,041,170**	**1,231,928**
Long-term liabilities		
Convertible notes payable	70,000	-
Long-term debt	-	1,051,599
Total long-term liabilities	**70,000**	**1,051,599**
Total liabilities	**3,111,170**	**2,283,527**
Equity (deficit)		
Common stock	2,400	1,962
Additional paid-in capital	7,715,998	8,102,382
Accumulated deficit	(9,508,504)	(8,574,918)
Stockholders' deficit attributable to Shark Wheel, Inc.	**(1,790,106)**	**(470,574)**
Noncontrolling interests	500,000	500,000
Total equity (deficit)	(1,290,106)	29,426
Total liabilities and equity (deficit)	**$1,821,064**	**$2,312,953**

The accompanying notes are an integral part of these financial statements.

Shark Wheel, Inc. and Consolidated Subsidiaries
Consolidated Statements of Operations
Years Ended December 31, 2025 and 2024

	2025	2024
Net revenue		
Product revenue	$1,680,074	$4,148,646
Shipping income	68,091	-
Less: refunds, rebates and discounts	(28,773)	(344,636)
Total net revenue	**1,719,392**	**3,804,010**
Cost of goods sold	1,354,387	3,337,721
Gross profit	**365,005**	**466,289**
Operating expenses		
Selling, general and administrative expenses	1,356,477	1,803,287
Revenue clearing and platform settlement expense	166,098	-
Allowance for disputed litigation receivable	88,081	-
Total operating expenses	**1,610,656**	**1,803,287**
Operating loss	**(1,245,651)**	**(1,336,998)**
Other income (expense)		
Royalty income	14,304	13,894
Other income	1,631	32,157
Interest and financing costs	(141,748)	-
Total other income (expense)	**(125,813)**	**46,051**
Net loss	(1,371,464)	(1,290,947)
Net loss attributable to noncontrolling interests	**-**	**-**
Net loss attributable to Shark Wheel, Inc.	**$(1,371,464)**	**$(1,290,947)**

The accompanying notes are an integral part of these financial statements.

Shark Wheel, Inc. and Consolidated Subsidiaries

Consolidated Statements of Changes in Equity (Deficit)

Years Ended December 31, 2025 and 2024

	Common stock	APIC	NCI	Accumulated deficit	Total
Balance, December 31, 2023, as previously reported	$1,962	$8,602,382	$-	$(7,121,798)	$1,482,546
Reclassification of outside investor balances to noncontrolling interests	-	(500,000)	500,000	-	-
Prior-period correction to 2024 cash	-	-	-	(145,652)	(145,652)
Prior-period correction to 2024 property and equipment	-	-	-	(16,521)	(16,521)
Net loss attributable to Shark Wheel, Inc. - 2024	-	-	-	(1,290,947)	(1,290,947)
Balance, December 31, 2024 (restated)	**1,962**	**8,102,382**	**500,000**	**(8,574,918)**	**29,426**
Equity reclassifications and consolidation adjustments	438	(5,908)	-	762,834	757,364
Patent/intangible correction to accumulated deficit	-	-	-	(324,956)	(324,956)
Wefunder investor financing reclassification	-	(380,476)	-	-	(380,476)
Net loss attributable to Shark Wheel, Inc. - 2025	-	-	-	(1,371,464)	(1,371,464)
Balance, December 31, 2025	**$2,400**	**$7,715,998**	**$500,000**	**$(9,508,504)**	**$(1,290,106)**

The accompanying notes are an integral part of these financial statements.

Shark Wheel, Inc. and Consolidated Subsidiaries
Consolidated Statements of Cash Flows
Years Ended December 31, 2025 and 2024

	2025	2024
Operating activities		
Net loss	$(1,371,464)	$(1,290,947)
Depreciation and amortization	29,428	39,144
Noncash revenue clearing and allowance adjustments	254,179	-
Noncash interest and financing costs accrued or added to debt	109,977	-
Changes in accounts receivable, gross	(63,236)	323,444
Decrease in inventory	787,380	635,551
Decrease in prepaid expenses and other current assets	20,759	814
Changes in security deposits	(10,168)	2,490
Changes in accounts payable, accrued expenses, other current liabilities, and credit cards, excluding noncash PPE acquisition	(169,160)	7,111
Deposits on inventory	-	37,015
Net cash used in operating activities	**(412,305)**	**(245,378)**
Investing activities		
Purchases of other investments	(7,500)	-
Purchases of property and equipment	-	(93,650)
Patent and intangible asset expenditures	-	(40,044)
Net cash used in investing activities	**(7,500)**	**(133,694)**
Financing activities		
Proceeds from debt, investor financing, and convertible financing (Note 10)	1,301,503	400,000
Repayments of debt and financing arrangements (Note 10)	(520,944)	(37,531)
Financing and issuance costs paid	(12,500)	-
Net cash provided by financing activities	**768,059**	**362,469**
Net increase (decrease) in cash and cash equivalents	**348,254**	**(16,603)**
Cash and cash equivalents, beginning of year	198,326	360,581
Cash and cash equivalents, end of year before restatement	-	343,978
Prior-period correction to cash and cash equivalents	-	(145,652)
Cash and cash equivalents, end of year	**$546,580**	**$198,326**

Supplemental cash flow information:

	2025	2024
Cash paid for income taxes	$0	$0
Cash paid for interest and financing costs	31,771	-
Noncash interest and financing costs accrued/added to debt	109,977	-
Wefunder investor financing liability reclassified from equity	380,476	-
Property and equipment acquired through accounts payable	$4,600	$-

The accompanying notes are an integral part of these financial statements.

Shark Wheel, Inc. and Consolidated Subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2025 and 2024 **(Restated)**

Note 1 - Nature of Operations, Organization, and Basis of Presentation

Shark Wheel, Inc. (the Company) develops, markets, licenses, and sells products using the Shark Wheel design and related intellectual property. The Company operates through multiple product channels, including skate, electric, agriculture, industrial, and related product lines. Sales are made through direct customer channels, ecommerce websites, wholesale and distribution arrangements, marketplace platforms, and other commercial distribution channels.

The accompanying consolidated financial statements include the accounts of Shark Wheel, Inc. and entities that the Company controls, including Shark Wheel Skate LLC, Shark Wheel Electric LLC, and Shark Wheel Agriculture LLC. Shark Wheel Agriculture LLC includes outside equity interests held by ASK LLC and Innoventure LLC. Those outside equity interests are presented as noncontrolling interests in the consolidated financial statements. All significant intercompany balances and transactions have been eliminated in consolidation.

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). Comparative 2024 amounts have been restated for the cash and property-and-equipment corrections and reclassified for the cash-flow and equity presentation matters described in Note 4. The reclassifications did not affect previously reported 2024 net loss. The cash and property-and-equipment corrections affected assets and accumulated deficit but did not affect 2024 net loss.

The Company was originally formed as a California limited liability company and subsequently converted to a corporation. The Company maintains operations in California and conducts business through controlled subsidiaries and product-specific operating divisions.

Note 2 - Summary of Significant Accounting Policies

Principles of consolidation. The consolidated financial statements include the accounts of the Company and controlled subsidiaries. Intercompany receivables, payables, revenue, expense allocations, advances, and other intercompany transactions are eliminated in consolidation. Outside equity interests in controlled subsidiaries are presented as noncontrolling interests in equity.

Use of estimates. The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets, liabilities, revenue, expenses, and disclosures. Significant estimates include the allowance for credit losses, inventory valuation and reserves, useful lives of property and equipment and intangible assets, impairment evaluations, collectability of disputed receivables, debt and financing classification, deferred tax valuation allowances, contingencies, and going concern matters. Actual results could differ from those estimates.

Cash and cash equivalents. Cash and cash equivalents consist of demand deposits with financial institutions and amounts readily available for general operating use. The Company may maintain balances with financial institutions in excess of federally insured limits. Platform clearing, merchant settlement, and sales clearing accounts are not classified as cash unless the underlying balances represent independently verifiable demand deposits or cash equivalents.

Accounts receivable and allowance for credit losses. Accounts receivable are stated at amounts management expects to collect from customers, distributors, and platform counterparties. The Company evaluates receivables for expected credit losses based on aging, historical collection experience, known disputes, customer and platform-specific information, current conditions, and other relevant information. Receivables are written off or fully reserved when management concludes collection is not probable or cannot be reasonably supported.

Inventories. Inventories are stated at the lower of cost or net realizable value. Cost is determined using methods that approximate first-in, first-out (FIFO) and includes product cost and, when applicable, freight, duty, customs, and other costs necessary to bring inventory to its present condition and location. Management reviews inventory for

excess, obsolete, slow-moving, damaged, or otherwise impaired items and records write-downs when net realizable value is below cost.

Property and equipment. Property and equipment are stated at cost. Depreciation is computed using the straight-line method over estimated useful lives generally ranging from five to seven years. Repairs and maintenance are expensed as incurred. Expenditures below the Company capitalization threshold are expensed as incurred.

Intangible assets. Intangible assets consist primarily of patent and related intellectual property costs. Intangible assets are stated at historical cost, amortized over their estimated useful lives using the straight-line method, and reviewed for impairment when events or changes in circumstances indicate that carrying amounts may not be recoverable.

Impairment of long-lived assets. Long-lived assets, including property and equipment and amortizable intangible assets, are reviewed for impairment when events or changes in circumstances indicate that carrying amounts may not be recoverable. If the carrying amount is not recoverable, an impairment loss is measured as the excess of carrying amount over fair value. No material impairment charge was recorded in 2025 or 2024 based on management's assessment.

Revenue recognition. The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers. Revenue is recognized when control of promised goods transfers to the customer in an amount that reflects the consideration the Company expects to receive. Product revenue is generally recognized when products are delivered or otherwise transferred to the customer based on the terms of the arrangement. Amounts received before delivery are recorded as deferred revenue until performance obligations are satisfied.

Cost of goods sold. Cost of goods sold includes product cost, inventory relief, inventory adjustments, inbound freight and duty when capitalized into inventory and subsequently relieved, and other direct costs associated with goods sold. Outbound shipping, fulfillment, storage, platform fees, and merchant processing costs are classified based on their nature and may be presented in operating expenses when they relate to selling, distribution, or platform settlement activity after the goods are available for sale.

Advertising and research and development. Advertising costs are expensed as incurred. Research and development costs are expensed as incurred until products or related assets meet capitalization criteria under U.S. GAAP.

Income taxes. The Company is taxed as a C corporation and accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for temporary differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is recorded when realization of deferred tax assets is not more likely than not.

Leases. The Company evaluates arrangements at inception to determine whether an arrangement is or contains a lease under ASC 842. Right-of-use assets and lease liabilities are recognized for leases with terms greater than 12 months unless a scope exception applies. The Company has elected the short-term lease recognition exemption for qualifying arrangements and recognizes short-term lease expense on a straight-line basis over the lease term.

Debt and financing costs. Debt, convertible notes, investor financing, invoice financing, and similar arrangements are recognized as liabilities and classified as current or noncurrent based on contractual maturity, repayment, default, conversion, and settlement provisions in effect at the balance-sheet date. Costs directly attributable to issuing debt are presented as a direct deduction from the carrying amount of the related debt and amortized to interest expense over the contractual term of the instrument. Other financing costs are expensed as incurred.

Fair value measurements. The carrying amounts of cash, accounts receivable, accounts payable, accrued expenses, and short-term financing approximate fair value because of the short-term nature of those instruments. Debt and financing liabilities are carried at amortized cost unless otherwise required by U.S. GAAP. The Company did not record material recurring fair value measurements at December 31, 2025 or 2024.

Contingencies. Loss contingencies are accrued when they are probable and reasonably estimable. Potential recoveries and gain contingencies are not recognized until realized or realizable. Legal matters are evaluated based on facts and circumstances known to management through the date the consolidated financial statements are available to be issued.

Note 3 - Going Concern

The Company incurred a consolidated net loss of approximately $1,371,464 for the year ended December 31, 2025 and had a total equity deficit of approximately $1,290,106 at December 31, 2025. At December 31, 2025, the Company also had current liabilities of approximately $3,041,170 compared with current assets of approximately $1,508,925, resulting in a working capital deficit of approximately $1,532,245. The current liabilities include accounts payable, accrued liabilities, credit card balances, short-term financing, current debt, and Wefunder investor financing liability that are due, expected to mature, or otherwise expected to be settled, refinanced, converted, or extended during 2026. The Company also had recurring losses, accumulated deficit, debt and financing obligations, significant accounts payable, and continuing liquidity needs. These conditions raise substantial doubt about the Company's ability to continue as a going concern for one year after the date the consolidated financial statements are available to be issued.

Management plans to address these conditions through continued product sales growth, cost controls, use of working-capital financing, additional debt or equity financing, investor support, strategic opportunities, and continued development of agriculture, electric, skate, industrial, and other product channels. Management has also considered the Company's historical ability to raise capital through investor platforms and other investor sources, existing financing arrangements, and internal investor support. Management's plans are subject to execution risk and depend on future sales, collections, financing availability, creditor support, customer demand, and market conditions.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note 4 - Restatement of 2024 Cash, Property and Equipment, Accumulated Deficit, and Equity Presentation, and Cash Flow Reclassification

During the 2025 audit process, management determined that the previously issued 2024 consolidated cash balance included unsupported bank-type clearing accounts, including platform and sales clearing accounts. Management obtained December 2024 bank statements and reconciliations and concluded that the independently supportable consolidated cash balance at December 31, 2024 was $198,325.68. The prior audited consolidated cash balance was $343,978, resulting in a correction of $145,652.32. The correction was recorded as a prior-period correction to accumulated deficit and cash in the comparative 2024 financial statements. Management also corrected the comparative 2024 property and equipment presentation to align the 2024 gross property and equipment and accumulated depreciation balances with the final fixed asset rollforward and available entity-level general ledger support. This correction reduced 2024 property and equipment, net, total assets, and total stockholders' equity by approximately $16,521 and increased accumulated deficit by the same amount.

Balance sheet caption	As previously reported	Cash correction	PPE correction	As restated
Cash and cash equivalents	$343,978	$(145,652)	$-	$198,326
Property and equipment, net	167,447	-	(16,521)	150,926
Total current assets	2,139,306	(145,652)	-	1,993,654
Total noncurrent assets	335,820	-	(16,521)	319,299
Total assets	2,475,126	(145,652)	(16,521)	2,312,953
Accumulated deficit	(8,412,745)	(145,652)	(16,521)	(8,574,918)
Total equity	**$191,599**	**$(145,652)**	**$(16,521)**	**$29,426**

The cash and property-and-equipment corrections did not affect 2024 net revenue, gross profit, operating loss, net loss, or the 2024 operating, investing, and financing cash-flow activity. The corrections reduced 2024 cash, property and equipment, total assets, and total stockholders' equity and increased accumulated deficit.

During preparation of the 2025 consolidated financial statements, management also reclassified the prior-year statement of cash flows presentation of inventory purchases and prior-period inventory cost adjustment from investing activities to operating activities to conform to the Company's inventory accounting policy and U.S. GAAP presentation. This reclassification did not affect net loss, total assets, total liabilities, total equity, or the net change in cash and cash equivalents.

Cash flow caption	As previously reported	Reclassification	As reclassified
Net cash used in operating activities	$(917,944)	$672,566	$(245,378)
Net cash provided by (used in) investing activities	$538,872	$(672,566)	$(133,694)

During preparation of the 2025 consolidated financial statements, management also reclassified $500,000 of comparative equity balances to present outside investments in Shark Wheel Agriculture LLC as noncontrolling interests. The adjustment decreased additional paid-in capital by $500,000 and increased noncontrolling interests by $500,000. The reclassification was within equity and did not affect total assets, total liabilities, total equity, net loss, or cash flows.

Note 5 - Revenue, Refunds, Rebates, Discounts, and Platform Clearing

Net revenue consisted of the following for the years ended December 31:

Revenue component	2025	2024
Product revenue	$1,680,074	$4,148,646
Shipping income	68,091	0
Less: refunds, rebates and discounts	(28,773)	(344,636)
Total net revenue	**$1,719,392**	**$3,804,010**

During 2025, the Company completed a review of revenue platform clearing accounts for BigCommerce, Amazon, Stripe, PayPal, Braintree, Affirm, Sezzle, Faire, Walmart, and other sales clearing accounts. Unsupported or unreconciled clearing balances were adjusted to clear the accounts or reclassified to supported receivables or expenses based on their nature. A revenue clearing and platform settlement expense of approximately $166,098 is included in operating expenses for the year ended December 31, 2025. This amount includes clearing cleanup adjustments and platform settlement items and excludes the separate allowance recorded against the Shark Wheel Electric litigation receivable described in Note 6.

Management identified certain marketplace and platform amounts related to 2025 sales that were collected after year-end. Amounts supported by 2025 sale, fulfillment, and subsequent deposit evidence have been presented as receivables or clearing balances as of December 31, 2025 and cleared against subsequent receipts when collected. Platform settlements received in 2026 that related to 2025 delivered sales were not recorded again as 2026 revenue. Operating expenses for 2025 included the following components. The 2024 amount is presented on the face of the consolidated statement of operations as aggregate selling, general and administrative expense based on the comparative predecessor-audited financial statements.

2025 operating expense component	Amount
Advertising and marketing	$248,317
Bank and merchant fees	132,482
Outbound shipping and postage	151,133
Professional fees	110,057
Payroll and related expenses	480,449
Rent and occupancy	22,702
Insurance	44,532
Taxes and licenses	28,748
Office, software and subscriptions	45,223
Travel and meals	13,934
Research and development	3,018
Depreciation and amortization	29,428

2025 operating expense component	Amount
Other general and administrative	13,134
Intercompany allocation true-up	33,320
Total selling, general and administrative expenses	1,356,477
Revenue clearing and platform settlement expense	166,098
Allowance for disputed litigation receivable	88,081
Total operating expenses	**$1,610,656**

Note 6 - Accounts Receivable and Disputed Receivable

Accounts receivable consisted of the following at December 31:

Accounts receivable	2025	2024
Trade accounts receivable	$38,612	$63,456
Receivable in litigation	88,081	-
Allowance for disputed litigation receivable	(88,081)	-
Accounts receivable, net	$38,612	$63,456

The receivable in litigation relates to Shark Wheel Electric LLC invoices issued to Jabberkat Distribution Inc. for electric products totaling approximately $88,080.60. Management provided invoices and legal correspondence indicating that legal counsel has been engaged and that the Company intends to pursue recovery of the principal amount and related interest, legal fees, and costs. Because collection is disputed and recovery was not sufficiently supported as probable at December 31, 2025, the Company recorded a full allowance against the receivable. No additional potential recovery, including interest or legal costs, has been recognized.

Note 7 - Inventories

Inventories consisted of finished goods and related product inventory held by the Company, third-party warehouses, logistics providers, marketplaces, and vendor or factory locations. Inventory is stated at the lower of cost or net realizable value. The Company evaluates inventory quantities, costs, freight, duty, customs, and net realizable value, including consideration of slow-moving, obsolete, damaged, or excess inventory.

Inventory component	2025	2024
Finished goods and related product inventory	$897,839	$1,685,219
Total inventory	**$897,839**	**$1,685,219**

The 2025 inventory balance was supported by the year-end inventory detail, adjusted trial balance, and management's current-year inventory reconciliation. The 2025 inventory balance is summarized as follows:

2025 inventory reconciliation	Amount
Q4 2025 inventory detail by division	$892,375
Shark Wheel Inc. Inventory Lost and Found retained as inventory asset	5,464
Rounding / immaterial tie-out difference	-
Inventory presented in consolidated balance sheet	$897,839

During 2025, management recorded an inventory true-up to align the final consolidated trial balance with the year-end inventory reconciliation. The true-up reduced inventory and increased cost of goods sold by approximately $136,016.71. Shark Wheel Skate Inventory Lost and Found of approximately $10,572.35 was retained in cost of goods sold or expense rather than inventory because it was presented in the expense section of the final trial balance.

Inventory declined from $1,685,219 at December 31, 2024 to $897,839 at December 31, 2025. The decline primarily reflects inventory usage, sales activity, inventory reconciliation adjustments, and reduced agriculture inventory balances during 2025. Management did not record an additional material inventory valuation reserve beyond the recorded inventory adjustments.

At December 31, 2025, management identified approximately $375,862 of finished goods and related product inventory with limited movement or no change during recent inventory review periods. Subsequent sales identified through July 9, 2026 represented approximately $25,228 of that population, leaving approximately $350,633 not specifically identified as

sold. Management considered available subsequent sales and shipment activity, current sales channels, expected future demand, product condition, and other information and did not record an additional valuation reserve. The ultimate realizable value of this inventory remains subject to significant estimation uncertainty and future write-downs may be required.

During 2024, management recorded a prior-period inventory cost adjustment of $171,650 related to shipping costs and customs duty that had not previously been included in inventory costs. The adjustment was reflected in the 2024 audited financial statements and related notes.

Inventory is subject to concentration and custody risk because significant quantities are maintained at third-party warehouses, logistics providers, fulfillment providers, marketplaces, and vendor or factory locations. Management monitors inventory using Company inventory records, ecommerce and sales-platform records, warehouse reports, and periodic physical or cycle count information.

Note 8 - Property and Equipment

Property and equipment consisted of the following at December 31:

Property and equipment	2025	2024
Property and equipment, gross	$683,059	$678,459
Less accumulated depreciation	(545,838)	(527,533)
Property and equipment, net	**$137,221**	**$150,926**

Depreciation expense was approximately $18,305 and $26,850 for the years ended December 31, 2025 and 2024, respectively. During 2025, management performed a fixed-asset consolidation review and recorded noncash classification and true-up adjustments to align gross property and equipment and accumulated depreciation balances with the consolidated presentation. The comparative 2024 gross property and equipment and accumulated depreciation balances were restated to conform to the final fixed asset rollforward, as described in Note 4. During 2025, the Company recorded approximately $4,600 of capital equipment through accounts payable. This addition is included in property and equipment and is disclosed as a noncash investing and financing activity.

Note 9 - Intangible Assets and Other Assets

Intangible assets consisted of the following at December 31:

Intangible assets	2025	2024
Patent and other intangible costs, gross	$209,281	$209,281
Less accumulated amortization	(54,031)	(42,908)
Intangible assets, net	**$155,250**	**$166,373**

Amortization expense was approximately $11,123 and $12,294 for the years ended December 31, 2025 and 2024, respectively. During 2025, management corrected the presentation of patent and accumulated amortization balances to remove an unsupported debit balance recorded in accumulated amortization and to retain the audited patent cost basis. The correction was recorded through accumulated deficit and did not have a material impact on 2025 operating results.

Based on the corrected carrying amount of amortizable intangible assets at December 31, 2025 and the Company's straight-line amortization policy, estimated future amortization expense is expected to be approximately $11,100 per year for each of the years ending December 31, 2026 through 2030, with the remaining carrying amount amortized thereafter, subject to future additions, disposals, impairment, or changes in useful lives.

Other assets and security deposits were approximately $19,668 and $2,000 at December 31, 2025 and 2024, respectively. The 2025 balance consisted of other investments of approximately $7,500 and security deposits of approximately $12,168. The 2024 balance consisted of security deposits of approximately $2,000.

Note 10 - Debt and Financing Arrangements

Debt and financing arrangements consisted of the following at December 31:

Debt and financing arrangements	2025	2024
Short-term financing and current debt	$1,604,571	$11,245
Wefunder investor financing liability	380,476	-
Convertible notes payable	70,000	-

Debt and financing arrangements	2025	2024
Long-term debt	-	1,051,599
Total debt and financing arrangements	**$2,055,047**	**$1,062,844**

Short-term financing and current debt consisted of the following at December 31, 2025:

Short-term financing and current debt	2025
Dawson / Plains principal and additional cash advance per final GL	$960,911
Dawson 2025 interest reimbursement	5,979
Separate SWI Dawson investor/debt balance	375,001
Settle invoice / accounts payable financing per third-party export	224,920
Insurance financing	47,072
Unallocated difference between component schedule and final adjusted trial balance	(9,312)
Total short-term financing and current debt	**$1,604,571**

Short-term financing and current debt includes the Company's allocated obligations under the Robbin R. Dawson / Plains Land Bank financing arrangement, a separate Shark Wheel Inc. Dawson investor/debt balance, Settle invoice or vendor financing, insurance financing, and related accrued amounts. These balances are classified as current because the related obligations are due within one year or no written renewal, extension, or waiver was available to support noncurrent classification before the consolidated financial statements were available to be issued.

The Dawson / Plains support reflected a Plains Land Bank balance of approximately $1,051,599. Management's allocation identified approximately $100,000 as Dawson's personal portion. The final general ledger also included an additional Dawson cash advance of approximately $9,313 and a separate SWI Dawson investor/debt balance of approximately $375,001. The detailed component schedule exceeds the final adjusted trial-balance caption by approximately $9,312; that amount is presented transparently below as the unallocated difference. The ultimate allocation among Dawson, Settle, and other current financing may change when the remaining records are reconciled.

Settle-financed vendor balances are classified as current financing or accounts payable financing and are not intended to be double-counted in vendor accounts payable. The third-party Settle export reflected an ending balance of approximately $224,920; however, the available entity transaction reports did not fully reconcile to that amount and reflected an unresolved difference of approximately $105,143. The financial statements present management's best estimate based on the final adjusted trial balance and available third-party support.

During 2025, the Company completed three Wefunder tranches with aggregate gross principal of $380,476. Wefunder withheld platform fees of $26,252.84 and remitted net cash proceeds of $354,223.16. The Company corrected an unsupported prior-period entry of $250,428, reducing the previously reported Wefunder liability from $630,904 to $380,476. The obligation is presented as a liability until conversion, repayment, or other contractual settlement. Its current or noncurrent classification is based on the contractual maturity, repayment, default, conversion, and settlement provisions in effect at December 31, 2025.

On December 5, 2025, the Company issued two convertible promissory notes with aggregate principal of $70,000. The notes bear simple interest at 8% per annum, calculated using actual days over a 365-day year. Principal and accrued interest are due upon request of the majority holders on or after November 24, 2028. The notes provide for automatic conversion upon specified qualified financing or maturity events. Upon a change of control, the lead investor may elect cash repayment or conversion into equity. The notes remain liabilities until conversion, repayment, or other contractual settlement.

Credit cards payable of approximately **$32,284** at December 31, 2025 are presented separately in current liabilities and are not included in the debt and financing table above.

Management reconstructed the 2025 financing section of the consolidated statement of cash flows using the final adjusted trial balance, available bank and platform transaction detail, lender schedules, and the change in cash. Available

transaction-level records supported approximately $462,431 of financing cash inflows, including Wefunder bank deposits totaling $354,223.16 and separate convertible-note deposits totaling $70,000. The correction reducing the Wefunder liability by $250,428 was a noncash reclassification between the financing liability and additional paid-in capital and did not change 2025 cash flows. The consolidated statement of cash flows reports gross financing proceeds of $1,301,503; the resulting approximately $839,072 reconstruction difference was not reconciled to complete transaction-level bank and ledger support. The unresolved financing records could result in material reclassification among operating and financing cash flows and related gross financing captions.

Interest and financing costs consisted of the following for the year ended December 31, 2025:

Interest and financing costs	2025
Cash paid for interest and financing costs	$31,771
Noncash interest and financing costs accrued or added to debt	109,977
Total interest and financing costs	**$141,748**

Interest expense is recognized as incurred. Costs directly attributable to issuing debt are presented as a direct deduction from the related debt and amortized to interest expense over the contractual term, consistent with Note 2.

Note 11 - Stockholders' Equity and Noncontrolling Interests

The Company has three classes of common stock. Class A common stock includes voting rights, while Class B and Class C common stock are non-voting. All classes have a par value of $0.0001 per share. Common stock, additional paid-in capital, noncontrolling interests, accumulated deficit, and total equity are presented in the consolidated statements of changes in equity (deficit).

Equity component	2025	2024 (restated)
Common stock	$2,400	$1,962
Additional paid-in capital	7,715,998	8,102,382
Accumulated deficit	(9,508,504)	(8,574,918)
Stockholders' deficit attributable to Shark Wheel, Inc.	**$(1,790,106)**	**$(470,574)**
Noncontrolling interests	$500,000	$500,000
Total equity (deficit)	**$(1,290,106)**	**$29,426**

Noncontrolling interests of $500,000 as of December 31, 2025 and 2024 represent outside equity investments in Shark Wheel Agriculture LLC from ASK LLC and Innoventure LLC. Management has concluded that Shark Wheel, Inc. has a controlling financial interest in Shark Wheel Agriculture LLC and that consolidation is appropriate. The outside investor balances are presented as noncontrolling interests in consolidation rather than as debt or parent-company equity.

Net loss attributable to noncontrolling interests was $0 for the years ended December 31, 2025 and 2024, and the noncontrolling interest balance remained $500,000 at both balance sheet dates. Management concluded that 2025 losses were attributable to the controlling interest based on the applicable operating and ownership arrangements and the capital account presentation used in the consolidation.

During final 2025 consolidation, management corrected the equity presentation to reverse a bookkeeping entry that had reclassified approximately $5.98 million from additional paid-in capital to accumulated deficit. Management did not identify legal recapitalization, stock cancellation, conversion, or other GAAP support for that reclassification. The correction was a classification-only adjustment within equity and did not affect total equity, 2025 net loss, or cash flows.

The remaining common stock and consolidation adjustments consisted of an increase to common stock of $438, a net decrease to additional paid-in capital of $5,908 excluding the reversed unsupported reclassification, and an increase to accumulated deficit / equity consolidation adjustment of $762,834, resulting in a net increase to consolidated equity of $757,364. The patent/intangible correction increased accumulated deficit by $324,956. The Wefunder investor financing reclassification reduced additional paid-in capital by $380,476 and increased liabilities because the related 2025 investor financing had not converted to equity at December 31, 2025. This reclassification did not affect 2025 consolidated net loss or 2025 cash flows.

Note 12 - Income Taxes

The Company is taxed as a C corporation for federal income tax purposes. No current federal income tax provision or deferred tax benefit was recorded for 2025 because the Company incurred a current-year loss and has cumulative losses. Deferred tax assets, including net operating loss carryforwards and temporary differences, are subject to a full valuation allowance because realization is not more likely than not based on the available evidence, including cumulative losses, recurring operating losses, liquidity constraints, and going concern factors.

Management evaluated uncertain tax positions and concluded that no material uncertain tax positions required recognition in the consolidated financial statements. The Company records state franchise taxes, license fees, penalties, and similar amounts in taxes and licenses or other operating expenses based on their nature.

The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions. Tax years generally remain open for examination under applicable statutes of limitation. Net operating loss carryforwards, if any, remain subject to future limitation under applicable federal and state tax rules, including ownership-change limitations where applicable.

Note 13 - Leases and Commitments

The Company leases office space at 27285 Las Ramblas, Suite 220, Mission Viejo, California. The original lease commenced February 1, 2023 and expired July 31, 2024. The lease was amended in July 2025 and continued on a month-to-month basis at monthly base rent of approximately $1,884, terminable upon 30 days' written notice by either party. Because the current arrangement is month-to-month, management did not record a material right-of-use asset or lease liability. Rent and lease expense was approximately $22,702 for the year ended December 31, 2025.

The Company may enter into purchase commitments, vendor arrangements, inventory procurement arrangements, platform agreements, financing arrangements, and service agreements in the ordinary course of business. Management evaluates such arrangements for recognition or disclosure based on the applicable terms and conditions and facts known through the date the consolidated financial statements are available to be issued.

Note 14 - Commitments, Contingencies, and Legal Matters

The Company is subject to claims and legal matters arising in the ordinary course of business. Management identified a pending matter involving Shark Wheel Electric LLC and Jabberkat Distribution Inc. related to unpaid invoices totaling approximately $88,080.60. Legal counsel issued a formal notice of litigation in 2026 seeking recovery of the principal debt and additional amounts for interest, attorneys' fees, and costs. The Company has presented the principal amount as a receivable in litigation and has recorded a full allowance against the receivable because collection is disputed and not sufficiently supported as probable at December 31, 2025. Any recovery will be recognized when realized or realizable.

As of the date the consolidated financial statements were available to be issued, management was not aware of any other material claims, lawsuits, commitments, guarantees, or contingencies requiring recognition or disclosure in the consolidated financial statements, other than matters disclosed in these notes.

Note 15 - Related-Party, Investor, and Intercompany Transactions

The Company conducts transactions among Shark Wheel, Inc. and its consolidated subsidiaries in the ordinary course of operations, including advances, allocations, payments on behalf of affiliates, shared expenses, inventory support, financing support, and administrative services. Management-adjusted SWI and SWS reciprocal balances were approximately $2,504,370 on each side at December 31, 2025. All significant intercompany receivable and payable balances and intercompany transactions have been eliminated in consolidation.

Management evaluated subsidiary investor balances and concluded that ASK LLC and Innoventure LLC balances represent outside equity interests in Shark Wheel Agriculture LLC, as disclosed in Note 11. Management has represented that all known related-party transactions, related-party balances, guarantees, commitments, and side agreements have been disclosed to the auditors and considered in the consolidated financial statements.

Management represented that Robbin Dawson is a minor investor and significant lender but does not control, direct, or significantly influence the Company's operating or financial decisions. Accordingly, Dawson is not presented as a

related party. Management also represented that Qirui Sports (Hangzhou) Co., Ltd. is a third-party vendor and not a related party. The Company may receive support from investors, officers, shareholders, and other parties in the form of financing, advances, guarantees, or other arrangements. Such arrangements are accounted for based on their legal form and economic substance and are disclosed when material.

Note 16 - Concentrations and Business Risks

The Company sells through direct channels, ecommerce websites, marketplace platforms, wholesale channels, and distributor arrangements. The Company relies on third-party processors, platforms, warehouses, fulfillment providers, suppliers, manufacturers, and financing providers. Disruptions in any of these relationships, product returns, chargebacks, delays in settlement, customer disputes, inventory shortages, supply-chain delays, or financing limitations could affect revenue, cash flows, inventory, liquidity, and the Company's ability to continue operations.

Inventory is maintained at Company and third-party facilities, including logistics providers, warehouse providers, vendor or factory locations, and marketplace fulfillment providers. The Company relies on perpetual records, physical or cycle counts, third-party logistics information, and management review to monitor inventory quantities, condition, and location.

Cash balances may exceed federally insured limits at times. The Company has not experienced losses in such accounts, but the Company is exposed to credit risk to the extent cash balances exceed insured limits or are held by processors or platforms before settlement.

Note 17 - Investor and Convertible Financing

The Company has historically raised capital through investor platforms, convertible notes, investor support, and related financing arrangements. Convertible financing outstanding at December 31, 2025 is presented as a liability until conversion, repayment, issuance of equity, or other settlement under the applicable contractual arrangements.

During 2025, the Company completed three funded Wefunder tranches with aggregate gross principal of $380,476. Wefunder withheld platform fees of $26,252.84 and remitted net cash proceeds of $354,223.16. Separately, on December 5, 2025, the Company issued two convertible promissory notes with aggregate principal of $70,000. The notes bear interest at 8% per annum and provide for conversion upon specified qualified financing or maturity events. Cash repayment may occur upon a change of control or specified default events. These arrangements remain liabilities until conversion, repayment, or other contractual settlement.

The accompanying consolidated financial statements reflect the Company's U.S. GAAP consolidation, classification, restatement, reclassification, and other financial statement adjustments for the periods presented.

Note 18 - Subsequent Events

Management evaluated subsequent events through August 8, 2026, the date the consolidated financial statements were available to be issued.

After December 31, 2025, management continued to pursue financing and liquidity plans, including investor-platform financing, convertible financing, invoice financing, investor support, and strategic growth initiatives. These plans were considered in the going-concern disclosures included in Note 3.

Subsequent to December 31, 2025, the Company completed two additional Wefunder tranches with aggregate gross principal of $264,959. Wefunder withheld fees of $18,282.16 and reported net proceeds of $246,676.84. Cumulative campaign activity totaled gross principal of $645,435, total fees of $44,535, and net proceeds of $600,900. The campaign closed on April 30, 2026. The subsequent financing was not recognized at December 31, 2025 but was considered in management’s going-concern evaluation and liquidity plans.

In 2026, counsel for Shark Wheel Electric LLC issued formal notice of litigation to Jabberkat Distribution Inc., as described in Note 14. The Company has not recognized any gain or recovery in addition to the gross receivable and related allowance described in these notes.

No other subsequent events requiring recognition or disclosure in the consolidated financial statements were identified by management through August 8, 2026.

Note 19 - Unresolved Accounting Records and Measurement Uncertainties

Because of accounting-system and personnel changes, certain historical transaction-level records and reconciliations were unavailable. Management prepared the consolidated financial statements from final mapped trial balances, available general ledgers, third-party reports, legal documents, management-adjusted intercompany schedules, and management-approved and recorded adjustments. The SWI/SWS reciprocal balances were reconciled; the following other matters remained unresolved:

Matter	Approximate amount	Potentially affected captions	Status
Slow-moving inventory not specifically identified as sold	$350,633	Inventory, COGS, net loss	Unresolved valuation uncertainty
Financing cash-flow reconstruction difference	$839,072	Operating and financing cash flows, debt disclosures	Unreconciled classification and support
Settle third-party export versus entity transaction reports	105,143	Current debt, accounts payable, cash flows	Unreconciled
Dawson advance and classification difference	$9,313	Current debt, interest, cash flows	Unreconciled classification
Wefunder contractual terms, issuance costs, accrued interest, and classification	Not determined	Financing liability, interest and financing costs, current/noncurrent classification	Underlying contractual documentation incomplete

The balance sheet, statement of operations, statement of changes in equity (deficit), and ending cash have been mathematically reconciled to the final mapped trial balance after management-approved and recorded adjustments, including the corrected Wefunder balance. Although Wefunder net receipts, the separate convertible-note receipts, and certain other financing cash inflows were supported by transaction-level records, approximately $839,072 of reported gross financing proceeds and related operating and financing cash-flow classifications were not fully reconciled. The ultimate resolution of the remaining matters could result in material adjustments to inventory, debt and financing liabilities, equity, expenses, net loss, and the classification and presentation of cash flows.